Amended and restated term sheet† To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 14-A-I dated November 21, 2008	Amended and restated term sheet to Product Supplement 14-A-I Registration Statement No. 333-155535 Dated March 5, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Knock-Out Notes Linked to the S&P 500® Index due February 9, 2012

General

  The notes are designed for investors who seek exposure to any moderate appreciation of the S&P 500® Index over the term of the notes, with a minimum return of 2% at maturity. Investors should be willing to forgo interest and dividend payments as well as (1) any appreciation of the S&P 500® Index above 35% and (2) if a Knock-Out Event occurs, any return above a fixed return of 7%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 9, 2012††.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 14-A-I, supersede the terms set forth in product supplement no. 14-A-I.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about March 6, 2009 and are expected to settle on or about March 11, 2009.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(1) If a Knock-Out Event does not occur, $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than the Minimum Return; or
(2) If a Knock-Out Event occurs, $1,000 x the Knock-Out Rate. Under these circumstances, the Additional Amount you receive at maturity will be equal to $70.
Accordingly, because the Knock-Out Level is 135% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $350 per $1,000 principal amount note.
Participation Rate:	100%
Minimum Return:	$20 per 1,000 principal amount note (or $1,000 x 2%)
Knock-Out Event:	If the Index closing level is greater than the Knock-Out Level on any trading day during the period from the pricing date to and including the Observation Date, a Knock-Out Event will have occurred.
Knock-Out Level:	135% of the Initial Index Level.
Knock-Out Rate:	7%, which results in an Additional Amount equal to $70 if a Knock-Out Event occurs.
Index Return:	Ending Index Level — Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February 6, 2012††
Maturity Date:	February 9, 2012††
CUSIP:
†	This amended and restated term sheet amends, restates and supersedes the term sheet related hereto dated March 4, 2009 to product supplement no. 14-A-I ( the term sheet is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109209001009/e34743fwp.pdf) in its entirety.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 14-A-I.

Investing in the Principal Protected Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 14-A-I and “Selected Risk Considerations” beginning on page TS-3 of this amended and restated term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 14-A-I and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Plan of Distribution” in this amended and restated term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

March 5, 2009

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-A-I dated November 21, 2008. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated March 4, 2009 to product supplement no. 14-A-I in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 14-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 14-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241368/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%. The following table and examples assume an Initial Index Level of 700 and Knock-Out Level of 945 (which is equal to 135% of the assumed Initial Index Level), and reflects the Participation Rate of 100%, the Knock-Out Rate of 7% and the Minimum Return of $20 per $1,000 principal amount note (or $1,000 x 2%). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock- Out Event Occurs (2)

1260.00	80.00%	N/A	7.00%
1190.00	70.00%	N/A	7.00%
1120.00	60.00%	N/A	7.00%
1050.00	50.00%	N/A	7.00%
980.00	40.00%	N/A	7.00%
945.00	35.00%	35.00%	7.00%
910.00	30.00%	30.00%	7.00%
840.00	20.00%	20.00%	7.00%
770.00	10.00%	10.00%	7.00%
735.00	5.00%	5.00%	7.00%
717.50	2.50%	2.50%	7.00%
714.00	2.00%	2.00%	7.00%
707.00	1.00%	2.00%	7.00%
700.00	0.00%	2.00%	7.00%
665.00	-5.00%	2.00%	7.00%
630.00	-10.00%	2.00%	7.00%
560.00	-20.00%	2.00%	7.00%
490.00	-30.00%	2.00%	7.00%
420.00	-40.00%	2.00%	7.00%
350.00	-50.00%	2.00%	7.00%
280.00	-60.00%	2.00%	7.00%
210.00	-70.00%	2.00%	7.00%
140.00	-80.00%	2.00%	7.00%

(1)	The Index closing level is less than or equal to 945 on each trading day from the pricing date to and including the Observation Date.
(2)	The Index closing level is greater than 945 on at least one trading day from the pricing date to and including the Observation Date.

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Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 700 to an Ending Index Level of 770 and the Index closing level did not exceed the Knock-Out Level of 945 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 770 is greater than the Initial Index Level of 700 and (ii) a Knock-Out Event does not occur, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(770-700)/700] x 100%) = $1,100

Example 2: The Index closing level declines from the Initial Index Level of 700 to an Ending Index Level of 560, and the Index closing level did not exceed the Knock-Out Level of 945 on any trading day from the pricing date to and including the Observation Date. Even though the Ending Index Level of 560 is less than the Initial Index Level of 700, because (i) a Knock-Out Event does not occur and (ii) the Additional Amount may not be less than the Minimum Return of $20 per $1,000 principal amount note, the payment per $1,000 principal amount note at maturity is equal to $1,020, calculated as follows:

$1,000 + $20 = $1,020

Example 3: The Index closing level increases from the Initial Index Level of 700 to an Ending Index Level of 707 and the Index closing level did not exceed the Knock-Out Level of 945 on any trading day from the pricing date to and including the Observation Date. Even though the Ending Index Level of 707 is greater than the Initial Index Level of 700 by only 1%, because (i) a Knock-Out Event does not occur and (ii) the Additional Amount may not be less than the Minimum Return of $20 per $1,000 principal amount note, the payment at maturity is equal to $1,020, calculated as follows:

$1,000 + $20 = 1,020

Example 4: The Index closing level increases from the Initial Index Level of 700 to an Ending Index Level of 980 and the Index closing level did not exceed the Knock-Out Level of 945 on any trading day until the Observation Date. Because the Ending Index Level of 980 is greater than the Knock-Out Level of 945, a Knock-Out Event occurs. Accordingly, the Additional Amount is equal to $70 and the payment at maturity is equal to $1,070, calculated as follows:

$1,000 + ($1,000 x 7%) = $1,070

Example 5: The Index closing level increases from the Initial Index Level of 700 to an Ending Index Level of 770 and the Index closing level exceeded the Knock-Out Level of 945 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 770 is greater than the Initial Index Level of 700 by 10%, because a Knock-Out Event occurs, the Additional Amount is equal to $70 and the payment at maturity is equal to $1,070, calculated as follows:

$1,000 + ($1,000 x 7%) = $1,070

Example 6: The Index closing level declines from the Initial Index Level of 700 to an Ending Index Level of 630, and the Index closing level exceeded the Knock-Out Level of 945 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 630 is less than the Initial Index Level of 700, because a Knock-Out Event occurs, the Additional Amount is equal to $70 and the payment at maturity is equal to $1,070, calculated as follows:

$1,000 + ($1,000 x 7%) = $1,070

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — Because of the minimum return feature, you will receive at least 102% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — If a Knock-Out Event does not occur, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than the Minimum Return of $20 per $1,000 principal amount note (or $1,000 x 2%). If a Knock-Out Event occurs, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,070. Accordingly, because the Knock-Out Level is 135% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $350 per $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 14-A-I.
  TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 14-A-I.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, subject to the occurrence of a Knock-Out Event prior to the issue date, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.”  Assuming this treatment, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity.  Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	TS-2
  additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations.  Special rules may apply in the event of the occurrence of a Knock-Out Event.  You should consult your tax adviser concerning the application of these rules.  If a Knock-Out Event occurs prior to the issue date, the notes will not be treated as contingent payment debt instruments (and neither the previous discussion nor the next bullet will apply to them) but will instead be treated as issued with $70 of original issue discount per note, which you will be required to accrue into income over the term of the notes on a constant-yield basis, even if you are a cash-method taxpayer and even though you will not receive this amount prior to the maturity date.  In this case, all gain or loss on sale or exchange of a note will be capital gain or loss, and will be long-term capital gain or loss if you have held the note for more than one year at the time.  In either case, purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on March 4, 2009 and we had determined the comparable yield on that date, it would have been an annual rate of 5.35%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 5.35%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 14-A-I dated November 21, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event does not occur, whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN 102% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE AND A KNOCK-OUT EVENT DOES NOT OCCUR.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE NOTES MIGHT NOT PAY MORE THAN 102% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level and a Knock-Out Event does not occur, the Additional Amount will be equal to the Minimum Return of $20 per $1,000 principal amount note (or $1,000 x 2%). This will be true even if the value of the Index was greater than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY— Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 7%. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 7%, or $70, and will not be determined by reference to the Index Return even though the Index Return may reflect significantly greater appreciation in the Index than 7%.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 35% AT MATURITY — If a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed 35% of the principal amount, or $350, regardless of the appreciation in the Index, which may be significant. Therefore, your upside appreciation is limited.
  YOUR RETURN ON THE NOTES MAY BE LESS THAN THE KNOCK-OUT RATE — If a Knock-Out Event does not occur, the Additional Amount will be equal to $1,000 x Index Return x Participation Rate, provided that the Additional Amount will not be less than the Minimum Return of $20 per $1,000 principal amount note (or $1,000 x 2%), and will not be determined by reference to the Knock-Out Rate. Under these circumstances, because the Participation Rate is 100%, if the Index Return is less than 7%, your return on the notes will be less than if a Knock-Out Event occurs.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Knock-Out Level during the period from the pricing date to and including the Observation Date and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently the Index has experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	TS-3
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether a Knock-Out Event occurs;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 2, 2004 through February 27, 2009. The Index closing level on March 4, 2009 was 712.87. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day from the pricing date to and including the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the $1,020 per $1,000 principal amount note.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $35.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-30 of the accompanying product supplement no. 14-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $35.00 per $1,000 principal amount note.

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